

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

November 15, 2007


07028359

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

SUPPL

Re: Fairborne Energy Trust
       Amended Application for Rule 12g3-2(b) Exemption
       File No. 082-34863

Dear Sir/Madam:

On behalf and at the request of our client, Fairborne Energy Trust (the "Trust"), we hereby amend the Trust's application for a Rule 12g3-2(b) exemption to allow for the electronic publication of the Trust's home country documents pursuant to Rule 12g3-2(f) under the U.S. Securities Exchange Act of 1934. The Trust has published, and will continue to publish, its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which documents are available under the Trust's name at www.sedar.com.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Daniel M. Miller

DMM/dmm
Enclosure

cc: Becky Woodcock
       Fairborne Energy Trust
    C. Steven Cohen
       Burnet, Duckworth & Palmer LLP

PROCESSED

DEC 0 4 2007

THOMSON
FINANCIAL

END

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